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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                    FILING NO. 4 FOR THE MONTH OF APRIL, 1999




                              VISIBLE GENETICS INC.
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
                    (Address of principal executive offices)






Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

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


                              VISIBLE GENETICS INC.

         On April 30, 1999, Visible Genetics Inc. (the "Company") announced its financial results for the first quarter ended March 31, 1999.

         The Company reported sales of $4.5 million for the quarter ended March 31, 1999, an increase of 326% from the same period in 1998. The net loss for the quarter was $3.3 million, or $0.35 per share, compared to $3.0 million, or $0.41 per share, for the same period in 1998. The increase in the net loss reflects research and development expense for the Company's GeneKits and the costs of developing an international market presence.

         The Company's financial results for the quarter ended March 31, 1999 are filed as an exhibit to this report.

         The Company hereby incorporates by reference the text of this Form 6-K (including the Exhibits hereto) into the Company's Registration Statements on Form F-3 (File Nos. 333-67607 and 333-68939).

         Exhibit 1. First Quarter Financial Results

                                   SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            VISIBLE GENETICS INC.


Date: April 30, 1999                    By: /s/ Jeffrey D. Sherman
                                            ----------------------
                                            Name: Jeffrey D. Sherman
                                            Title: Vice President, Finance and
                                                   C.F.O.

                              VISIBLE GENETICS INC.
                           CONSOLIDATED BALANCE SHEETS
                       (UNAUDITED, UNITED STATES DOLLARS)


                                                                                  March 31                   December 31
                                                                                    1999                        1998
                                                                                ------------                ------------
ASSETS
CURRENT ASSETS
      Cash and cash equivalents                                                 $  4,282,553                $  6,165,924
      Short-term investments                                                       3,093,982                   5,108,254
      Trade receivables                                                            6,708,009                   4,770,796
      Other receivables                                                            1,088,731                   1,445,820
      Prepaid and deposits                                                           299,709                     233,072
      Inventory                                                                    3,530,281                   3,912,336
                                                                                ------------                ------------
TOTAL CURRENT ASSETS                                                              19,003,265                  21,636,202
FIXED ASSETS                                                                       4,136,769                   3,877,163
PATENTS AND LICENCES                                                               2,577,923                   2,269,170
                                                                                ------------                ------------
                                                                                $ 25,717,957                $ 27,782,535
                                                                                ------------                ------------
                                                                                ------------                ------------

LIABILITIES
CURRENT LIABILITIES
      Notes payable                                                             $  7,869,967                $  7,494,877
      Accounts payable                                                             3,317,807                   3,985,103
      Accrued liabilities                                                          2,145,666                   1,723,840
                                                                                ------------                ------------
TOTAL CURRENT LIABILITIES                                                         13,333,440                  13,203,820
                                                                                ------------                ------------

SHAREHOLDERS' EQUITY
Share capital                                                                     47,820,045                  46,412,685
Other equity                                                                       2,119,806                   2,232,465
Cumulative translation adjustment                                                  (110,706)                      84,822
Deficit                                                                         (37,444,628)                (34,151,257)
                                                                                ------------                ------------
                                                                                  12,384,517                  14,578,715
                                                                                ------------                ------------
                                                                                $ 25,717,957                $ 27,782,535
                                                                                ------------                ------------
                                                                                ------------                ------------

                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                       (UNAUDITED, UNITED STATES DOLLARS)


                                                                              Three Months Ended March 31
                                                                            1999                      1998
                                                                        ------------              ------------
SALES                                                                   $  4,516,096              $  1,059,719
  Cost of sales                                                            2,365,282                   809,771
                                                                        ------------              ------------
GROSS MARGIN                                                               2,150,814                   249,948

EXPENSES
  Sales, general and administrative                                        3,163,728                 2,188,259
  Research and development                                                 1,853,821                 1,146,279
                                                                        ------------              ------------
                                                                           5,017,549                 3,334,538
Loss from operations before interest                                     (2,866,735)               (3,084,590)

Interest income                                                              113,650                    82,071
Interest and financing expense                                               540,286                     1,574
                                                                        ------------              ------------
NET LOSS FOR THE PERIOD                                                 $(3,293,371)              $(3,004,093)

Weighted average number of common
      Shares outstanding                                                   9,410,845                 7,261,097
                                                                        ------------              ------------
BASIC AND FULLY DILUTED LOSS PER SHARE                                  $     (0.35)              $     (0.41)
                                                                        ------------              ------------
                                                                        ------------              ------------

                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                       (UNAUDITED, UNITED STATES DOLLARS)


                                                                                       Three Months Ended March 31
                                                                                       1999                    1998
                                                                                    ------------            ------------

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
      Net Loss for the period                                                     $  (3,293,371)          $  (3,004,093)
      Add: Items not involving cash -
          Depreciation                                                                   370,333                 196,412
          Amortization                                                                    66,831                  43,876
          Deferred compensation cost related to options granted                                -                  19,435
          Non cash financing expense related to warrants granted                         375,090
          Foreign exchange                                                                     -                (16,667)
      Increase ( decrease ) from changes in -
          Trade receivables                                                          (1,937,213)                 241,285
          Other receivables                                                              357,089                (58,955)
          Prepaid and deposits                                                          (66,637)                (63,720)
          Inventory                                                                      382,055               (638,070)
          Refundable income taxes                                                             -                       -
          Accounts payable                                                             (667,296)                 601,735
          Accrued liabilities                                                            421,826                 (4,473)
                                                                                    ------------            ------------
                                                                                     (3,991,293)             (2,683,235)
                                                                                    ------------            ------------

FINANCING ACTIVITIES
          Common shares issued, net of expenses                                        1,407,360                  23,783
          Other equity issuances                                                       (308,187)                   1,841
          Short term borrowings                                                                -                 778,947
                                                                                    ------------            ------------
                                                                                       1,099,173                 804,571
                                                                                    ------------            ------------

INVESTING ACTIVITIES
          Marketable securities                                                        2,014,272               3,997,728
          Fixed assets                                                                 (629,839)               (855,815)
          Intangible assets                                                            (375,684)                (81,032)
                                                                                    ------------            ------------
                                                                                       1,008,749               3,060,881
                                                                                    ------------            ------------

INCREASE (DECREASE) IN CASH DURING THE PERIOD                                        (1,883,371)               1,182,217
CASH, BEGINNING OF PERIOD                                                              6,165,924               1,866,679
                                                                                    ------------            ------------
CASH, END OF PERIOD                                                                 $  4,282,553            $  3,048,896
                                                                                    ------------            ------------
                                                                                    ------------            ------------